January 13, 2025

William G. Fontenot
Chief Executive Officer and Manager
Cleco Power LLC
Cleco Securitization II LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226

       Re: Cleco Power LLC
           Cleco Securitization II LLC
           Registration Statement on Form SF-1
           Filed on December 17, 2024
           File Nos. 333-283875 and 333-283875-01
Dear William G. Fontenot:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1
Form of Prospectus
Cautionary Statement Regarding Forward-Looking Information , page iv

1. We note your statement at the end of page v that you undertake no obligation to update the forward-looking statements included in your prospectus to reflect subsequent events or circumstances. Please revise to clarify that you will update this information to the extent required by law.
Description of the Energy Transition Bonds
The Security for the Energy Transition Bonds, page 76

2. We note your disclosure that, in addition to the recovery property, the bonds will also be secured by "the collection account and all subaccounts of the collection account,
 January 13, 2025
Page 2

       including the general subaccount, the capital subaccount and the excess funds subaccount and all cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time or purchased with funds from the collection account and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consistent of securities for purposes of Securities Act Rule 190.
Part II - Information Not Required in the Prospectus
Item 14. Exhibits, page II-5

3.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Komul Chaudhry at 202-551-4746 or Arthur Sandel at 202-551-3262
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Structured Finance